EXHIBIT 99.1

XORTX Patent Allowed for XRx-101 Program by Japan Patent Office

Japan Patent Office allows claims directed to xanthine oxidase inhibitor compositions for acute kidney injury and other health consequences of viral infection; once registered, patent expected to remain in force until March 2041

CALGARY, Alberta, Nov. 13, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. (“XORTX” or the “Company”) (NASDAQ: XRTX), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, is pleased to announce that the Japan Patent Office (the “JPO”) has issued a Decision to Grant a Patent for Japanese Patent Application No. 2022-556140, entitled “Compositions, Formulations, and Containers” (the “Japanese Patent”). Once registered, the Japanese Patent will support the Company’s XRx-101 program for acute kidney injury and other acute organ injury associated with respiratory virus infections, and will be the Company’s first patent in Japan directed to its xanthine oxidase inhibitor programs.

A Decision to Grant is the JPO’s determination that the examiner has found no reasons to refuse the application. The Japanese Patent will issue upon payment of the registration fee and registration by the JPO. The application is the Japanese national phase of International Application No. PCT/IB2021/000238 and claims priority to U.S. Provisional Application No. 62/989,879, filed March 15, 2020. The six allowed claims are directed to pharmaceutical compositions comprising a xanthine oxidase inhibitor, including oxypurinol, for the treatment or prevention of acute kidney injury and other health consequences associated with viral infection. Under Japanese patent practice, therapeutic uses are generally protected through composition claims. Once registered, the Japanese Patent is expected to remain in force until March 15, 2041, subject to the payment of annuity fees and excluding any patent term extension that may become available

“This decision is expected to provide XRx-101 with its first patent protection in Japan, one of the world’s largest pharmaceutical markets, and the allowed claims are directed to the central premise of the program – that inhibiting xanthine oxidase may attenuate injurious, rapid increases in uric acid and the acute kidney injury that can follow serious respiratory viral infection,” stated Dr. Allen Davidoff, Co-Chief Executive Officer of XORTX, who added, “Expanding our xanthine oxidase inhibitor patent estate into Japan strengthens the intellectual property position of that platform, which also includes XORLO™ for gout, and broadens the options available to the Company as it evaluates potential partnering opportunities for programs beyond XRx-026.”

Including the Japanese Patent, XORTX’s portfolio includes seven granted or allowed patents and 14 pending patent applications in the United States, Europe and Japan covering compositions and uses of xanthine oxidase inhibitors for gout, the health consequences of hyperuricemia, progressive kidney disease and acute kidney injury, together with approximately 30 patents acquired with the VB4-P5 renal anti-fibrotic program. The Company has not entered into any partnering, licensing or other agreement with any party regarding XRx-101, and there can be no assurance that it will enter into any such agreement on acceptable terms, or at all. XORTX looks forward to providing further updates as it continues to build its intellectual property portfolio and advances programs to treat patients with acute and chronic progressive disease.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy, and the recently acquired VB4-P5 program, which is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases.

For more information, please contact:

Allen Davidoff, Co-CEO	Mika Grasso, Co-CEO
adavidoff@xortx.com	mgrasso@xortx.com
+1 403 455 7727	+1 949 244 6011

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as well as “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “intend,” “will,” “may,” “potential,” “looks forward,” and similar expressions, and include all statements that are not statements of historical fact. These forward-looking statements include, but are not limited to, statements regarding the payment of the registration fee for, and the registration and issuance of, the Japanese Patent; the anticipated term, expiry date and scope of the Japanese Patent, including the availability of any patent term extension; the protection the Japanese Patent may provide for the XRx-101 program and the Company’s other product candidates; the size, composition and strength of the Company’s patent portfolio and its plans to continue to build that portfolio; the Company’s evaluation of, and the potential for, partnering or licensing arrangements for the XRx-101 program and its other programs; the potential for xanthine oxidase inhibition to attenuate increases in uric acid and acute kidney injury associated with respiratory viral infection; and the advancement of the Company’s XRx-101 and XRx-026 programs, its other development programs, and its strategy.

Forward-looking statements are based on the Company’s current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that could cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others: the risk that the registration fee is not paid or that the Japanese Patent is otherwise not registered and issued as anticipated, or at all; the risk that the Japanese Patent, once issued, is challenged, narrowed, invalidated or held unenforceable, including in post-grant opposition or invalidation proceedings before the JPO; the risk that the claims of the Japanese Patent do not cover competing products or provide meaningful commercial protection; the risk that no patent term extension is available for the Japanese Patent; the risk that the Company’s pending patent applications do not issue as patents, or issue with claims narrower than those sought; the Company’s ability to obtain, maintain, defend and enforce its intellectual property rights in Japan and other jurisdictions, including its ability to fund annuity and maintenance fees; the Company’s need for, and ability to obtain, additional capital to fund its development programs and operations; the risk that the XRx-101 program, which is not the Company’s lead program, is not further developed, partnered or approved in Japan or any other jurisdiction; the risk that the Company does not enter into any partnering or licensing arrangement on acceptable terms, or at all; the risk that xanthine oxidase inhibition does not prove to be safe or effective in treating or preventing acute kidney injury or other acute organ injury associated with viral infection; the Company’s ability to advance, and obtain regulatory approval for, the XRx-026 program and its other product candidates on the timelines currently anticipated, or at all; the evolving regulatory environment applicable to the Company’s business in the United States, Canada and Japan; the Company’s ability to maintain the listing of its common shares on the Nasdaq Capital Market; and the Company’s ability to attract and retain qualified personnel.

For a more detailed discussion of these and other risks and uncertainties, investors should review the disclosures contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and in the Company’s subsequent Reports of Foreign Private Issuer on Form 6-K, each as filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov, as well as in the Company’s continuous disclosure documents filed with the Canadian securities regulatory authorities and available at www.sedarplus.ca.

The forward-looking statements in this press release speak only as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.